

11007969



Advanced Services, Inc.

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________________ to ____________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
6419 Shelby View Drive, Suite 110
Memphis, TN 38184

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Services, Inc. Employee Savings and Retirement Plan
(Name of Plan)

Date 6/05/2011

(Signature)*
Name: Philip Harris
Title: Chief Financial Officer

**Print name and title of the signing official under the signature.*

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Advanced Services, Inc.
Employee Savings and Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158069) on Form S-8 of the General Electric Company of our report dated June 21, 2011, with respect to the statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2010 and 2009, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

New York, New York

June 21, 2011



ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Independent Auditors' Report Thereon)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

December 31, 2010 and 2009

Table of Contents

[i] Schedules required by Form 5500 that are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in 2010 the Plan changed its trustee/custodian from MG Trust LLC to Frontier Trust Company.

KPMG LLP

June 21, 2011

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009
Assets:		
Cash and cash equivalents (note 2)	$ 30,367	$ 27,348
Investments, at fair value (notes 3 and 4)	6,580,209	6,636,061
Notes receivable from participants	298,553	321,603
Participant contributions receivable	0	5,718
Employer contributions receivable	0	3,639
Accrued dividends and interest	4,087	3,140
Total assets	6,913,216	6,997,509
Net assets available for plan benefits	$ 6,913,216	$ 6,997,509

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 426,666	$ 814,457
Dividends and interest	94,213	95,038
Total investment income	520,879	909,495
Interest on notes receivable from participants	16,055	23,306
Contributions:		
Participant	309,871	362,099
Employer	178,001	197,720
Total contributions	487,872	559,819
Total additions	1,024,806	1,492,620
Deductions from net assets attributed to:		
Benefits paid to participants	1,106,099	983,143
Expenses and loan fees (note 1)	3,000	2,800
Total deductions	1,109,099	985,943
Net (decrease)/increase	(84,293)	506,677
Net assets available for plan benefits at:		
Beginning of year	6,997,509	6,490,832
End of year	$ 6,913,216	$ 6,997,509

See accompanying notes to financial statements.

(1) Description of the Plan

The Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") is a defined contribution plan covering employees of Advanced Services, Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have completed six months of consecutive service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 197 as amended ("ERISA").

On November 12, 2010, the Plan's custodian and trustee changed from MG Trust Company LLC to Frontier Trust Company. Ascensus, Inc. is the record- keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Advanced Services, Inc. Employee Savings and Retirement Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This option constitutes primarily shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity for participant directed transactions.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) American Century One Choice Funds - These funds primarily invest in underlying equity securities such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

American Century One Choice Portfolio: Aggressive

American Century One Choice Portfolio: Moderate

American Century One Choice Portfolio: Conservative

On May 15, 2009 the American Century One Choice Portfolio: Aggressive replaced the GE Aggressive Allocation Fund, the American Century One Choice Portfolio: Moderate replaced the GE Moderate Allocation Fund and the American Century One Choice Portfolio: Conservative replaced the GE Conservative Allocation Fund.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

(g) GE Institutional Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are made available to participants annually.

Participants may elect to contribute up to 70% of their compensation each year into the Employee Savings component of the Plan subject to limitations imposed by law of their pretax aggregate annual compensation from the Company, as defined in the Plan. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make additional catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limit for participants was generally $16,500 in 2010 and 2009. For participants eligible to make catch-up contributions, the 2010 and 2009 limit on catch-up contributions was generally $5,500.

Employer Contributions

The Employer shall contribute as a Safe-Harbor Company Matching Contribution, on behalf of each participant who elects 401(k) contributions an amount equal to 100% of the 401(k) contributions made on behalf of each such participant up to the first 3% of such participant's compensation plus 50% of the 401(k) contributions made on behalf of such participant up to the next 2% of such participant's compensation.

The Company makes profit sharing contributions to the Employee Savings component of the Plan. For the Retirement component of the Plan, the Company may, at its discretion, make contributions to the Plan. There were no profit sharing contributions in 2010 and 2009.

Vesting

A participant shall have fully vested rights to the value attributable to his or her profit sharing contributions. In addition, a Participant shall have fully vested rights at all times to the value of their 401(k) contributions account, safe-harbor company matching and rollover account.

Forfeitures

At December 31, 2010 and 2009 forfeited non-vested amounts (including unrealized appreciation) totaled $215 and $13,034, respectively. These forfeitures may be used to reduce future Company contributions or pay Plan expenses. During 2010 and 2009, $17,086 and $29,753 in forfeitures were used to reduce Company contributions, respectively. No forfeitures were used during 2010 or 2009 to pay plan expenses. Gains/(Losses) on earnings of forfeiture balances were $269 and $1,532 in 2010 and 2009, respectively. Additions to forfeiture balances were $3,998 and $6,015 in 2010 and 2009, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and, effective September 11, 2008, bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day preceding the date on which the loan is approved by the Plan Administrator. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Notes receivable from participants at December 31, 2010 and 2009 were $298,553 and $321,603, respectively. Interest from notes receivable from participants for the years ended December 31, 2010 and 2009 was $16,055 and $23,306, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, including earnings credited thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as a direct rollover.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan (see note 2(h) Expenses). For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

(b) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(c) Cash and cash equivalents

This amount is comprised primarily of cash held in the GE Common Stock Fund to provide liquidity. In addition, participant and employer contribution balances remitted to the Trust, which are related to the last payroll of the Plan year and as a result, have not yet been invested, are also classified as cash and cash equivalents.

(d) New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. The new and revised disclosures are effective for fiscal years beginning after December 15, 2009 (for transfers into and out of Level 1 and Level 2 fair-value measurements) and December 15, 2010 (for information of Level 3 fair-value measurements), and the interim periods within those fiscal years. The Company does not believe the adoption of ASU 2010-06 for information on purchases, sales, issuances and settlements in the roll forward of activity in Level 3 will materially impact the Plan's financial statement disclosures.

In September 2010, FASB issued ASU 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*, ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This disclosure is effective for fiscal years ending after December 15, 2010.

(e) Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

Policies and procedures are maintained to value investments using the best and most relevant data available.

The following section describes the valuation methodologies the Company uses to measure different financial investments at fair value.

When available, the Company uses quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include GE Common Stock and mutual funds.

See note 4 for additional information.

(f) Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued but unpaid interest.

(g) Payment of Benefits
Benefit payments are recorded when paid to participants.

(h) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company or out of the Plan's forfeiture account at the discretion of the Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(i) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(j) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2010 and 2009:

	2010		2009	
GE Common Stock	$ 533,903	*	$ 417,452	*
Mutual funds:				
GE Money Market Fund	1,391,757	*	1,531,995	*
GE Institutional Income Fund	1,045,042	*	936,520	*
GE Institutional International Equity Fund	663,481	*	784,238	*
GE Institutional U.S. Equity Fund	1,454,255	*	1,542,056	*
American Century One Choice Portfolio: Aggressive	241,954		208,988	
American Century One Choice Portfolio: Moderate	977,274	*	949,501	*
American Century One Choice Portfolio: Conservative	83,123		78,515	
GE Institutional Premier Growth Equity Fund	189,420		186,796	
Total mutual funds	6,046,306		6,218,609	
Total Investments, at fair value	$ 6,580,209		$ 6,636,061	

*Investment option representing more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated during 2010 and 2009 as follows:

	2010	2009
GE Common Stock	$ 104,277	$ 16,997
Mutual funds	322,389	797,460
Total	$ 426,666	$ 814,457

Dividends and interest for the years ended December 31, 2010 and 2009 were $94,213 and $95,038, respectively.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4) Fair Value Measurements

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
	(in thousands)			
GE Common Stock	$ 534	$ —	$ —	$ 534
Mutual funds	6,046	—	—	6,046
Total Investments, at fair value	$ 6,580	$ —	$ —	$ 6,580

The following table presents the Plan's investments measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
	(in thousands)			
GE Common Stock	$ 417	$ —	$ —	$ 417
Mutual funds	6,219	—	—	6,219
Total Investments, at fair value	$ 6,636	$ —	$ —	$ 6,636

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during 2010 or 2009.

As discussed in Note 1(a), the GE Common Stock Fund is a unitized fund that consists of GE common stock and a small portion of the fund held in cash or other short-term investments which are assets of the Plan. In 2010, we have included the GE common stock of the GE Common Stock Fund in the fair value measurements table as Level 1 investments and the cash portion was reflected under cash and cash equivalents on the Statement of Net Assets Available for Plan Benefits. Accordingly, we have reclassified the 2009 presentation to confirm to the current year presentation.

(5) Risks and Uncertainties

The Plan offers a number of investments options including GE Common Stock Fund and a variety of mutual funds. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated December 20, 2010, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contributions are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(8) Plan Termination

During 2010, the Company closed its Norfolk, VA facility resulting in a partial plan termination. The effected employees became fully vested.

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA.

(9) Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2010 and 2009 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2010	2009
Total Investments, at fair value per financial statements	$ 6,580,209	$ 6,636,061
Notes receivable from participants	298,553	321,603
Total Investments per Form 5500	$ 6,878,762	$ 6,957,664

Supplemental Schedule

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

	Identity of issuer, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	GE Common Stock	Common Stock	29,191	$	533,903
*	GE Money Market Fund	Mutual fund	1,391,756		1,391,757
*	GE Institutional Income Fund	Mutual fund	86,083		1,045,042
*	GE Institutional International Equity Fund	Mutual fund	49,811		663,481
*	GE Institutional U.S. Equity Fund	Mutual fund	60,720		1,454,255
	American Century One Choice Portfolio: Aggressive	Mutual fund	20,063		241,954
	American Century One Choice Portfolio: Moderate	Mutual fund	84,320		977,274
	American Century One Choice Portfolio: Conservative	Mutual fund	7,550		83,123
*	GE Institutional Premier Growth Equity Fund	Mutual fund	8,689		189,420
	Total Investments, at fair value			$	6,580,209
*	Notes receivable from participants	97 notes receivable from participants with interest rates of 4.25% to 9.25%			298,553
	Total notes receivable from participants			$	298,553
	Total Assets held at end of year			$	6,878,762

* Party in interest as defined by ERISA.

See accompanying Independent Auditors' Report.